Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koeniginstrasse 28,
80802 Munich
Federal Republic of Germany

Re: **Allianz SE**
        Form 20-F for the Year Ended December 31, 2008
        Filed on April 1, 2009
        File No. 001-15154

Dear Dr. Perlet:

        We have reviewed your August 24, 2009 response to our August 11, 2009 letter
and have the following comment.

Consolidated Financial Statements

Consolidated Income Statements, page F-2

1. We acknowledge your response to prior comment one. We continue to believe,
    however, that including minority interest in the profit or loss measure is required
    to comply with paragraph 82(f) of IAS 1, revised 2007 and thus, to achieve a fair
    presentation as contemplated by the first sentence of paragraph 17. Please
    confirm to us that your consolidated income statements included in any future
    filings will arrive at a profit or loss measure that includes minority interest for all
    periods presented, and will separately present allocations to profit or loss
    attributable to non-controlling interests and to the owners of the parent, as
    required by paragraph 83.

                        *   *   *   *

        Please respond to the comment within 10 business days or tell us when you will
provide us with a response. Detailed letters greatly facilitate our review. Please furnish
your letter on EDGAR under the form type label CORRESP. After reviewing the
information provided, we may raise additional comments.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant